Filed by Akzo Nobel N.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934, as amended

Subject Company: Axalta Coating Systems Ltd.

(Commission File No.: 001-36733)

Date: November 18, 2025

The following is a presentation made to investors and analysts by Akzo Nobel N.V. and posted on its website, akzonobel.com, on November 18, 2025:

November 2025 A Global Coatings Leader

2 Important Disclosures General restrictions This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful. This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction once published. A prospectus in relation to the proposed transaction described in this communication is expected to be published in due course. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay. This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person. Additional Information and Where to Find It In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F - 4, which will include a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Axalta. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction . BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec - filings/all - sec - filings or from AkzoNobel’s investor relations webpage at h ttps://www.akzonobel.com/en/investors. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice. Participants in the Solicitation This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Axalta is contained in Axalta’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC April 22, 2025, its Annual Report on Form 10 - K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 13, 2025, subsequent statements of beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 2/19/2025, 2/19/25, 2/19/2025, 2/19/25, 2/19/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 8/5/2025, 8/18/2025, 8/21/2025, 9/23/2025 and 9/23/2025, and other filings made from time to time with the SEC. Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trader register and on its website at https ://w w w.akzonobel.com/en/investors/results - center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

3 Important Disclosures (Cont’d) Market data Information provided herein as it relates to the market environment in which each of AkzoNobel and Axalta operate or any market developments or trends is based on data and reports prepared by third parties and/or AkzoNobel or Axalta based on internal information and information derived from such third - party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data. Cautionary Statement Concerning Forward - Looking Statements This communication contains forward - looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securit ies Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward - looking statements can sometimes be identified by the use of forward - looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipat es, ” “continues” or other comparable terms or negatives of these terms, but not all forward - looking statements include such identifying words. You are cautioned not to rely on these forward - looking statements. Forward - looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward - looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward - looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man - made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID - 19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber - attack, power loss, telecommunications failure or other natural or man - made event, including the ability to function remotely during long - term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trader register and on its website at https:// www.akzonobel.com/en/investors/results - center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward - looking statements. We caution you not to place undue reliance on any of these forward - looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward - looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof. Non - GAAP and Non - IFRS Financial Measures This communication contains certain non - GAAP financial measures and/or non - IFRS financial measures that AkzoNobel and Axalta believe are helpful in understanding the anticipated strategic and financial benefits of the proposed transaction. AkzoNobel's and Axalta's management regularly use a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, budgeting and measuring financial performance. The non - GAAP financial measures and/or non - IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP or IFRS measures. While AkzoNobel and Axalta believe that these non - GAAP financial measures and/or non - IFRS financial measures provide meaningful information to help shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non - GAAP financial measures and/or non - IFRS financial measures. These non - GAAP financial measures and/or non - IFRS financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of AkzoNobel’s or Axalta’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s or Axalta’s competitors due to potential differences in the exact method of calculation.

4 Greg Poux - Guillaume Chief Executive Officer Chris Villavarayan Chief Executive Officer Today’s Presenters

Creating a Premier Global Coatings Company

Compelling ~$25bn Combination Delivers Significant Strategic and Financial Benefits

Outstanding Value Creation through actionable well-defined cost and operational synergies of ~$600mm

Top-Tier Portfolio with leading positions across key end-markets and globally recognized brands

Extensive Scale bringing global capabilities to local customers

Cutting-Edge R&D and innovation platform delivering growth and superior customer value

Enhanced Financial Profile with strong EBITDA margins and robust cash flow generation

Financial Flexibility to support investment grade credit rating, and strategic and capital allocation priorities

Note: ~$25Bn based on the combined unadjusted enterprise values of both AkzoNobel and Axalta as of 14 November 2025

5

AkzoNobel AXALTA

Transaction Overview

Transaction Structure	▪ AkzoNobel and Axalta to combine in all-stock merger of equals ▪ Axalta shareholders to receive 0.6539 shares of AkzoNobel common shares for each Axalta common share owned ▪ Prior to the completion, AkzoNobel expects to pay a special cash dividend to AkzoNobel shareholders equal to €2.5bn minus regular dividends in 2026 ▪ Pro forma ownership: 55% AkzoNobel shareholders / 45% Axalta shareholders
Financial Priorities	▪ Strong cash flow generation and synergies supporting strategic and capital allocation priorities ▪ Ensuring strong shareholder returns including an attractive dividend payout ▪ Commitment to investment grade credit rating ▪ Target net leverage ratio of 2.0-2.5x
Approvals & Closing	▪ Unanimously approved by AkzoNobel's Board of Management and Supervisory Board and by Axalta's Board of Directors ▪ Subject to AkzoNobel and Axalta shareholder approval, receipt of requisite regulatory approvals, satisfaction of customary closing conditions ▪ Transaction expected to close in late 2026 to early 2027 subject to regulatory approvals
Headquarters and Listing	▪ Sole listing on the New York Stock Exchange following a period of dual listing on New York Stock Exchange and Euronext Amsterdam ▪ The combined company will be Netherlands domiciled ▪ Dual-headquartered in Amsterdam and Philadelphia

Note: Special Cash Dividend equals €2.5bn minus the aggregate amount of any regular annual and interim dividends paid by AkzoNobel to AkzoNobel shareholders in 2026 prior to completion

6

AkzoNobel AXALTA

Two Iconic Industry Leaders Coming Together


Coated by
AkzoNobel




AkzoNobel

Established **1792**

$11.6bn	$1.6bn	33,200	130	70
Revenue	Adj. EBITDA	Employees	Manufacturing Sites	R&D Facilities

Interpon · sikkens · AkzoNobel · International · Dulux

- Strong reputation in Powder, Industrial, Aerospace, and Decorative serving a broad range of end-markets
- Sustainability-driven innovation focused on delivering exceptional value to customers

+

AXALTA

Established **1866**

$5.3bn	$1.1bn	13,000+	43	21
Revenue	Adj. EBITDA	Employees	Manufacturing Sites	R&D Facilities

Spies Hecker · STANDOX · Cromax · IMRON · AquaEC

- Delivering excellence in Refinish and Automotive OEM coatings partnering with 90,000+ body shops and 14 of Top 15 Global OEMs
- Industry-leading innovations that solve customers' business problems with 23 prestigious R&D Awards over the past five years

Note: Financial figures represent 2024A metrics. Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable. AkzoNobel financials converted to USD from EUR at FX rate of 1.08 EUR/USD equivalent to the average exchange rate between 01-Jan-2024 and 31-Dec-24. Non-financial figures as of latest available

7

8 A Global Leader in Coatings Source: Company Information Note: Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable FY24A Revenue ($bn) $23.1 $16.9 $15.8 $11.6 $10.8 $7.3 $5.3 $4.6 $3.9 $3.5 $ 3.0 Decorative Paints & Other Coatings Performance Coatings #2 #6 #3 Coatings D A P

AkzoNobel AXALTA

Diversified and Leading Brands

Split of Combined Revenue by End Market



$16.9bn
Total Combined Revenues
(2024A)

Refinish — 18%
- A leading Refinish player globally
- Industry leadership across the North American and European markets
- Complementary product portfolio

Spies Hecker, Cromax, Standox, nason, sikkens

Mobility — 13%
- Strategic customer positioning in fastest growing automotive segments
- A leading player in electric vehicles

U-TECH, IMRON, AkzoNobel, AquaEC, Axalta NextJet

Aerospace — 2%
- Strong leadership across regions and segments (OEM / M&R)
- A leader in sustainable innovation

AkzoNobel, alumiGRIP, MAPAERO

Powder — 12%
- Superior technology
- Consistent strong performance
- Further potential for operational growth

Interpon, RESICOAT, Alesta, Abcite, Nap-Gard, Plascoat

Marine & Protective — 10%
- Significant scale across segments with sustainable products
- A leader in Yacht Coatings

International, AWLGRIP, Sea Hawk

Industrial — 18%
- A leading position in Coil and Packaging Coatings
- Well-balanced end market exposure across industrial coatings

AkzoNobel, Chemcraft, Axalta industrial, STRENEX INDUSTRIAL

Decorative — 27%
- World-class brand portfolio, reputation for quality & reliability
- Regionally leading positions in EMEA and Latin America

HAMMERITE, sikkens, Dulux, Flexa, Nordsjö

Note: Industrial Coatings segment includes Wood Finishes, Coil and Extrusion Coatings, Packaging Coatings, Wood Adhesives, Specialty Plastics for AkzoNobel. Industrial Coatings segment includes Building Products, Energy Solutions, Coil Coatings, Liquid Coatings, E-Coat for Axalta.
Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable

9

AkzoNobel AXALTA

Bringing Global Capabilities to Local Customers



NORTH AMERICA
30 Manufacturing Sites
16 R&D / Tech Facilities
EMEA
70 Manufacturing Sites
31 R&D / Tech Facilities
APAC
46 Manufacturing Sites
34 R&D / Tech Facilities
LATIN AMERICA
27 Manufacturing Sites
10 R&D / Tech Facilities

173 Manufacturing Sites *91 R&D Facilities*

●/● AkzoNobel / Axalta Manufacturing Sites ▲/▲ AkzoNobel / Axalta R&D Facilities

- Broad global reach for local customers
- Global manufacturing and technology service network
- Diversified across geographies, primed for growth

Balanced Combined Geographical Revenue Split

(2024A Revenue)



Latin America
10%
North America
23%
APAC
24%
EMEA
43%

Note: # of manufacturing sites for Axalta includes Joint Venture Manufacturing Facilities. Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable

10

Accelerating Growth With Leading & Sustainable Technologies

Accelerated Innovation Platform…

~$400mm	Combined Annual R&D Spend (~2.5% of Sales)
~4,200	Research Fellows, Scientists and Engineers
~3,200	Granted and Pending Patent Applications
91	Global R&D Centers for Local Customer Needs

…Underpinning Industry-leading Technologies

Selected Innovation Case Studies for AkzoNobel and Axalta


Low-cure Powder Coatings

Lower Curing Temperature Powder Coatings

- ✓ First architectural range curing at 150°C
- ✓ Cuts energy use by up to 20%
- ✓ Enables coating on non-metal substrates


Irus Mix

Fully Automated Mixing Machine

- ✓ Fully automated mixing system
- ✓ Increases color mixing accuracy and color match
- ✓ Drives labor optimization, reduces waste and saves materials


Chromate Free Coatings

First Chromate Free Aerospace Coatings

- ✓ Patented lithium and magnesium-based tech
- ✓ Excellent corrosion protection without hexavalent chromium
- ✓ Compatible with direct-to-metal and all pre-treatments


NextJet

Next Generation of Paint Application Technology

- ✓ Digital Paint Technology for precise application of tutone
- ✓ Enables graphic finishes without the need for masking
- ✓ Increase throughput and up to 70% reduction in total application cost

Note: Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable

11

AkzoNobel AXALTA

Compelling Synergy Potential for Shareholders

~$600mm of Identified and Actionable Synergies…


Supply Chain ~10%
Procurement ~28%
Footprint Optimization ~17%
~$600mm
SG&A ~45%

- Enhanced raw material purchasing opportunities
- Streamlined operational functions
- Rationalized asset footprint

…With a Fast Path to Realization


$mm
~$600
Year 1
Year 2
Year 3
Run-rate

Clear pathway to near-term realization with 90% of synergies expected to be achieved by Year 3

- Total costs to achieve of ~$600mm, primarily coming in the first two years
- Strong operational track record

12

AkzoNobel AXALTA

Significant Cash Generation Supports Strong Financial Profile

Adj. EBITDA (Incl. Synergies)


$bn
Adj. EBITDA Margin
15.6%
15.3%
18.1%
~19.5%
19.4%
$1.1
$1.7
$2.9
$3.3
$4.5
RPM
NIPPON PAINT HOLDINGS GROUP
PPG
AkzoNobel
AXALTA
SHERWIN WILLIAMS.

Adj. Free Cash Flow (Incl. Synergies)


$bn
$0.6
$0.5
~$0.4
Tax adjusted
$1.5
AkzoNobel
AXALTA
Run-Rate Synergies
Pro-Forma

Source: Company Information
Note: Adj. EBITDA 2024A, inclusive of expected run-rate synergies ($600mm). Adj. Free Cash Flow defined as reported Free Cash Flow excluding identified items. Synergies adjusted for taxes paid. Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable

13

14 Financial Priorities for Superior Value Creation Strong Cash Generation Supporting Strategic and Capital Allocation Priorities Commitment to Investment Grade Credit Rating Target Net Leverage Ratio of 2.0 - 2.5x Ensuring Strong Shareholder Returns Including an Attractive Dividend Payout

15 Enhanced Combined Financial Profile for Value Creation Combined Company R e v e nu e $11.6bn $5.3bn $16 . 9 b n Adj. EBITDA $1.6bn $1.1bn $3.3bn % margin 13 . 8% 21 . 2% ~ 19 . 5 % Adj. Free Cash Flow $0.6bn $0.5bn $1.5bn Net Leverage Ratio 2 . 6 x 2 . 5 x 2.0 - 2.5x Target Credit Rating Baa2 / BBB Ba3 / BB Commitment to IG rating Note: Figures represent 2024A metrics. Adj. EBITDA 2024A, inclusive of expected run - rate synergies ($600mm); Adj. Free Cash Flow defined as reported Free Cash Flow excluding identified items. Combined Free Cash Flow including synergies (post taxes). Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable

16 Disciplined Governance Driving Execution and Value Creation Chair of the Board Vice Chair of the Board CEO Deputy CEO Greg Poux - Guillaume Current CEO and Chairman of the Board of Management of AkzoNobel Rakesh Sachdev Current Board Chair of Axalta Chris Villavarayan Current CEO and President of Axalta Ben Noteboom Current Chairman of the Supervisory Board of AkzoNobel Single - Tier Board Structure 4 / 4 Directors to be nominated by AkzoNobel / Axalta, respectively, includes CEO and Deputy CEO 3 New Independent Directors

17 Creating Value for All Stakeholders • Significant actionable cost synergies of ~$600mm • Attractive financial profile and top - tier margins • Enhanced financial flexibility supports strategic and capital allocation priorities Accelerating Shareholder Value Creation • Comprehensive portfolio of leading technologies • Leverage global capabilities to deliver exceptional value locally Enhanced Solutions for Diverse Customers Extraordinary Combined R&D Engine Committed to Sustainability and Innovation • Global network of high - performing, culture - driven professionals, with enhanced opportunities for collaboration • Best - in - class leadership, united by a shared culture and vision Compelling Proposition for Employees • Global reach and optimized supplier network • Combination of two highly effective procurement organisations Strengthening Supplier Relationships

Q & A

AkzoNobel Investor Contact Kenny Chae K e n n y .Ch a e @ Akz o N obe l .com Axalta Investor Contact Colleen Lubic Colleen.Lubic@Axalta.com